

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 18, 2016

Via E-mail
Gerald Paul
Chief Executive Officer
Vishay Intertechnology, Inc.
63 Lancaster Avenue
Malvern, PA 19355-2143

> **Re:** **Vishay Intertechnology, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 17, 2016**
> **File No. 1-07416**

Dear Dr. Paul:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Martin James

                                        Martin James
                                        Senior Assistant Chief Accountant
                                        Office of Electronics and Machinery